                     MERRILL LYNCH INVESTMENT PARTNERS INC.
                     ML JWH STRATEGIC ALLOCATION FUND L.P.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Net Asset Value per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 1.10% in February to $149.61 per Unit on February 29, 2000 from $147.98 on January 31, 2000.

--------------------------------------------------------------------------------
 Set forth below is commentary from John W. Henry & Company, Inc.
(JWH-Registered Trademark-) about JWH-Registered Trademark-'s performance in the Fund. Sector performance figures are calculated by Merrill Lynch Investment Partners Inc.


                             JWH MARKET COMMENTARY

                          FEBRUARY 2000 MARKET SUMMARY

AGRICULTURE (+0.64%): Gains in sugar and coffee led the sector to profitability for the month.

CURRENCIES (+3.49%): Currency markets provided gains as the yen formed a profitable trend with its continued depreciation and contributed significant profits to the sector for the month. Performance of emerging market currencies were mixed ending the month flat overall.

ENERGY (+2.70%): Crude was profitable as prices in the US topped $30 a barrel for the first time since the Gulf War. A steady decline of oil stocks -- a 24-year low -- coupled with speculation over whether OPEC will lift supply restrictions during their March meeting has pressured prices upward.

INTEREST RATES (-3.45%): Many major central banks raised rates in order to protect against the perception of impending inflation; nevertheless, almost all bond markets experienced rallies in response to these rate hikes which proved unprofitable for the sector.

METALS (-2.40%): Metals contributed losses as gold reached a February high early in the month and then fell nearly 10% at month-end.

STOCK INDICES (+0.45%): The sector was profitable with positions in the Nikkei 225 Stock Index, the All Ordinaries Share Index and FTSE 100 Index.


--------------------------------------------------------------------------------

                                 SUMMARY OF FUND PERFORMANCE

                     ---------------------------------------------------
                       February          2000          Since Inception
                                     Year-to-Date      (July 15, 1996)
                     ---------------------------------------------------
                      +1.10%         +2.19%             +49.61%
                     ---------------------------------------------------




--------------------------------------------------------------------------------









[LOGO] MERRILL LYNCH                                            FEBRUARY 2000

                                                                     JWHSDOM

                        ML JWH STRATEGIC ALLOCATION FUND L.P.
                                FINANCIAL STATEMENTS
                                  FEBRUARY 29, 2000


                                 Statement of Changes
                                  in Net Asset Value
                                      (unaudited)

Net Asset Value (2,390,504 Units) at
 January 31, 2000                                      $ 353,747,751
Plus Additions of 22,927 Units                             3,392,737
Net Income/(Loss) for February 2000                        3,936,741
Less Redemptions of 79,583 Units                         (11,906,413)
                                                        ------------
Net Asset Value (2,333,848 Units) at
 February 29, 2000                                     $ 349,170,816
                                                       -------------
                                                       -------------
Net Asset Value per Unit at February 29, 2000          $      149.61
                                                       -------------
                                                       -------------


                               Statement of Income/(Loss)
                                       (unaudited)

                                                          February
                                                          --------
Revenues:
 Realized Profit/(Loss)                                $ 1,061,807
 Change in Unrealized Profit/(Loss)                      3,970,195
                                                       -----------
Total Trading Results                                    5,032,002
 Interest Income                                         1,350,490
                                                       -----------
Total Revenues                                           6,382,492
                                                       -----------

Expenses:
 Brokerage Commissions                                 $ 2,348,726
 Administrative Fees                                        75,765
 Ongoing Offering Expense                                   21,755
                                                       -----------
Total Expenses                                           2,446,246
                                                       -----------
Net Income/(Loss) Before Minority Interest               3,936,246
Minority Interest                                            1,647
Special Profit Share Allocation                              2,142
                                                       -----------
Net Income/(Loss)                                      $ 3,936,741
                                                       -----------
                                                       -----------

To the best of the knowledge and belief of the undersigned, the information contained in this report is accurate and complete.

                /s/ Michael Pungello

                Michael Pungello
                Chief Financial Officer
                MERRILL LYNCH INVESTMENT PARTNERS INC.

----------------------------------------------------------------------------

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

Please notify the following of any address changes:
MERRILL LYNCH INVESTMENT PARTNERS INC.
Princeton Corporate Campus
800 Scudders Mill Road, Section 2G
Plainsboro, New Jersey 08536
                                                                        JWHSDOM